MODAVOX LOGO
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September 15, 2006



Ms. Maureen Bauer
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street N.W.
Washington, D.C. 20549

         Re: Modavox, Inc.
         Form 10-KSB for the year ended February 28, 2006
         Filed June 14, 2006
         Form 10-QSB for the quarter ended May 31, 2006
         Filed July 17, 2006
         File No. 333-57818

Dear Ms. Bauer:

As the Chief Executive Officer of Modavox Inc. (the "Company"), I am writing on behalf of the Company to respond to the comments of the staff (the "Staff) of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in its letter, dated August 22, 2006, addressed to me, with respect to the above referenced filing.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff's letter, and is followed by the corresponding response of the Company.

STAFF COMMENT:    NOTE 1. ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 22
                  RESULTS OF OPERATIONS - 2005 VERSUS 2004, PAGES 23-24

     1. THE FOURTH PARAGRAPH UNDER THIS HEADING DESCRIBES $282,000 IN OTHER INCOME DURING FISCAL 2005 AS REPRESENTING THE CANCELLATION OF SHARES ISSUED UNDER TERMINATION AGREEMENTS. PLEASE PROVIDE A NOTE TO THE FINANCIAL STATEMENTS TO EXPLAIN THE ORIGIN AND ACCOUNTING RATIONAL FOR THIS TRANSACTION.



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COMPANY RESPONSE:

Note-5 of Form 10-KSB will be expanded to include a paragraph stating:

Other income for the fiscal year ending February 28, 2005 includes a gain of $273,000 arising from a settlement agreement with two former officers under which the officers returned, for cancellation, 300,000 shares of common stock previously issued to them and received 170,000 newly issued shares of common stock. The 300,000 shares of common stock returned had been valued at $406,000 at the date of issuance, which value had been charged to expense as compensation expense in the fiscal year ending February 28, 2004. The 170,000 newly issued shares of common stock were issued as a termination benefit and were valued at $133,000, the value of the common stock at the date of issuance. The $273,000 represents the difference between the values assigned to the cancellation and issuance of these shares and has been recorded as other income because it arises from compensation related transactions.

STAFF COMMENT:    FINANCIAL STATEMENTS, PAGE 26
                  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 34
                  REVENUE RECOGNITION, PAGE 35

     2. PLEASE DISCLOSE YOUR REVENUE RECOGNITION POLICIES FOR EACH OF THE REVENUE STREAMS COMPRISING YOUR INTERACTIVE MEDIA DIVISION, INCLUDING PRODUCTION AND DELIVERY OF ONLINE MEDIA TO TARGETED AUDIENCES, SALES OF CUSTOM SOFTWARE FOR E-COMMERCE, HOSTING WEBSITES, AND PRODUCTION AND INSTALLATION OF MEDIA CONTENT. PLEASE ADDRESS EACH OF THE CRITERIA IN SAB TOPIC 13:A:1.

COMPANY RESPONSE:

Note 2 of Form 10-KSB and Note 2 of Form 10-QSB will be expanded to include the following:

Revenue from the Company's Interactive Media Division are based upon the terms of individual contracts and include revenue from the production and delivery of online media content, revenue from the creation of custom software for online content delivery functionality, fees for hosting websites, and fees for producing online advertising content for third party and Company websites. Contracts may include single deliverables such as production and delivery of media content, hosting, or fees from online advertising content or may include multiple deliverables such as custom software creation and production and delivery of online media content or hosting. Revenues from single delivery contracts for the production and delivery of online media content and hosting are recorded pro rata over the term of the media content production and delivery or hosting period. Revenues from the creation of custom software are generally a component of contracts that include hosting and/or production and delivery services. Revenues from the creation of custom software are recorded when the software is completed and accepted by the customer if the software has free standing functionality, the fee for the software is separately determinable and the Company has demonstrated its capability of completing any remaining terms under the contract. Otherwise all revenues under the multi deliverable contracts are recorded pro rata over the term of the production and content delivery or the hosting period. Fees for producing interactive advertising content are based upon a fee for the production and hosting of the advertising content and/or a percentage of the fees paid by third party advertisers. Fees from third parties for the production and hosting of the advertising content are recorded pro rata over the related hosting period. Fees representing a percentage of the fees paid by third party advertisers for advertising on third party or Company websites are recorded when the contractual criteria has been met and amounts are due from third party advertisers.


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STAFF COMMENT:    NOTE 3 - ACQUISITION OF KINO INTERACTIVE LLC, PAGE 40

     3. OUR RECORDS DO NOT INDICATE THAT YOU HAVE FILED A FORM 8-K TO DISCLOSE THE ACQUISITION OF KINO INTERACTIVE LLC ON FEBRUARY 28, 2006, WHICH APPEARS TO BE A SIGNIFICANT SUBSIDIARY. PLEASE FILE THE INFORMATION SPECIFIED IN ITEM 2.01 AND 9.01 OF FORM 8-K AS SOON AS POSSIBLE OR TELL US WHY YOU BELIEVE IT IS NOT REQUIRED TO BE FILED.

COMPANY RESPONSE:

We acknowledge that we have not filed the information required under Items 2.01 and 9.01 of Form 8-K for the acquisition of Kino Interactive LLC on February 29, 2006. We have not filed this information because our auditors have not been able to complete their audit of Kino Interactive LLC. We have been advised by our auditors that they expect to have their audit completed so that the delinquent 8-K can be filed prior to the filing of our Form 10-QSB for the period ended August 31, 2006.

     4. PLEASE EXPAND NOTE 3 TO DISCLOSE THE SIGNIFICANT TERMS OF THE LICENSE AGREEMENT INCLUDING HOW THE AMOUNT OF THE COMPANY'S LICENSE FEE IS TO BE CALCULATED, AND HOW THE FEE OBLIGATION WILL BE SETTLED IF THE COMPANY DOES NOT GENERATE CASH FLOW.

COMPANY RESPONSE:

Note 3 of Form 10-KSB will be expanded to include the following:

The license fee under the License Agreement is payable only to the extent that the Company generates monthly cash flow ("Distributable Cash") as defined in the License Agreement. Distributable Cash is calculated on a monthly basis and includes cash receipts from Kino operations less cash expenses, unpaid payables under 60 days old, 15% of older payables and unpaid payroll taxes and amounts that management deems necessary to maintain adequate working capital and to provide for capital expenditures. Notwithstanding the calculation of Distributable Cash, no license fee is payable if its payment reduces cash balances below $75,000.

     5. THE THIRD PARAGRAPH INDICATES THAT THE ACQUISITION PRICE WAS $3,320,000 AND THE FOURTH PARAGRAPH INDICATES THE ACQUISITION PRICE WAS $3,278,000 AND THE TOTAL OF RECEIVABLES, PROPERTY, AND INTANGIBLES WAS $3,237,712. PLEASE RECONCILE THESE APPARENT DISCREPANCIES AND REVISE AS NECESSARY.

COMPANY RESPONSE:

We have reconciled the numbers in Note 3 of Form 10-KSB as follows:

Total of assets in table in Note 3                    $3,267,712
Inter-company receivable not in table                     52,288
                                                   -------------

Total assets acquired                                 $3,320,000
                                                   =============


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


The inter-co receivable was erroneously omitted from the table of assets acquired. The number $3,278,000 was a typographical error and should have been $3,268,000, representing the rounding of $3,267,712, the total of the assets presented in the table. We will revise the table to include the inter-company receivable and revise the $3,278,000 to be $3,320,000, representing the total of the assets in the revised table.

     6. WE NOTE THAT YOU HAVE ACCOUNTED FOR THE ACQUISITION OF KINO INTERACTIVE AS A PURCHASE BUSINESS COMBINATION. PLEASE EXPLAIN TO US HOW YOU EVALUATED EACH OF THE CRITERIA IN PARAGRAPH 17 OF SFAS 141 IN SUPPORT OF YOUR CONCLUSION THAT MODAVOX IS THE ACCOUNTING ACQUIRER.

COMPANY RESPONSE:

We reviewed the criteria in Paragraph 17 of SFAS 141 at the time we determined the accounting for the acquisition. Our reasoning for determining that Modavox was the acquirer in the acquisition is as follows:

     1. Modavox was a larger company than Kino, both in terms of revenues and employees. Modavox revenues for the fiscal year ended February 28, 2006 were $1,411,553 compared to approximately $500,000 for Kino and Modavox had 32 employees compared to 5 for Kino.
     2. At the date of acquisition, Modavox shareholders controlled 19,680,309 common shares or 71% of the Common Shares outstanding. Even after considering the potential conversion of the Preferred Stock issued to Kino members, Modavox shareholders controlled 62% of the Common Shares outstanding. Other factors we considered are the options controlled by the Modavox directors at the time of the acquisition. These options can be exercised into 3,600,000 shares of Common Stock. If these options were exercised, the Modavox shareholders would control 66% of the Common Stock of the combined entity.
     3. The members of Kino do constitute a large minority voting group. However, as noted above, all other issues were not equal and we believed that the 71% control by Modavox shareholders was more persuasive of control than a large minority voting group.
     4. At the time of the acquisition, there were three Modavox directors and 3 Kino directors. It was the intent that neither group would have control of the Board of Directors. Subsequently, the Chairman of the Board, a Modavox director resigned. However, a condition of his resignation was that the Chairman of the Board position would remain unfilled for six months so that a new Chairman could be recruited. Again, the intention was that a individual would be recruited that would not be from the Kino group, thereby maintaining the balance between Modavox and Kino directors.
     5. At the time of the acquisition, the Chairman of the Board was from Modavox and the Chief Executive Officer was from Kino. The only division head was the individual who was managing (and continues to manage) the Broadcast Media Division. This individual was a Modavox employee. Therefore, at that date, the Kino interest did not dominate the management of the combined entity. David Ide became CEO because of his ability to manage the integration of the technologies of the two companies, not so that he would be in a position of control. David Ide assumed the role of Chief Financial Officer as the former CEO had


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

          done. This was because the limited cash resources and precarious financial position of the Company prevented it from recruiting a qualified CFO. The Company has been in the process of recruiting a qualified CFO since the acquisition date. It is not the intent that the CFO will come from the Kino voting group. Therefore, when the new Chairman of the Board and the new CFO are recruited, there will not be dominance of those positions by the Kino voting group, but as intended at the date of the acquisition, a balance between the Modavox and Kino interests.

STAFF COMMENT:    CAPITAL STOCK


     7. TELL US HOW YOU EVALUATED SFAS 133 AND EITFF 00-19 WITH RESPECT TO THE ACCOUNTING FOR AND CLASSIFICATION OF OUTSTANDING WARRANTS.

COMPANY RESPONSE:

We considered EITF 00-19 in the accounting for warrants that were issued primarily to third parties as consideration for goods and services acquired by the Company. There no provisions or terms within these warrants that could require a net cash settlement. There are no registration rights attached to these warrants. There is no variability in the number of shares into which the warrants may be converted. We believe that the accounting for these warrants as permanent equity and the determination that they are not derivative instruments and that there is no embedded derivative instruments is appropriate.

STAFF COMMENT:    ITEM 8A - CONTROLS AND PROCEDURES, PAGE 46

     8. PLEASE EXPAND THE FIRST PARAGRAPH OF THIS SECTION TO STATE WHETHER OR NOTE YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISION REGARDING REQUIRED DISCLOSURE. SEE EXCHANGE ACT RULE 13A-15(E).

COMPANY RESPONSE:

The second sentence of the first paragraph of Item 8-A of Form 10-KSB and Item 3 of Form 10-QSB will be revised to state:

Based upon this evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures were not effective as of February 28, 2006 to insure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decision regarding required disclosures.

     9. PLEASE CLARIFY TO DISCLOSE THE REASONS YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE NOTE EFFECTIVE AT THE END OF THE PERIOD COVERED BY THE REPORT. IDENTIFY AND EXPLAIN THE NATURE OF ANY MATERIAL WEAKNESSES. IN THIS REGARD, ALSO REVISE TO DISCLOSE THE SPECIFIC STEPS THAT THE COMPANY HAS TAKEN, IF ANY, TO REMEDIATE THE MATERIAL WEAKNESSES.

     10. IF APPROPRIATE, PLEASE DISCLOSE WHEN THE MATERIAL WEAKNESSES WERE IDENTIFIED, BY WHOM THEY WERE IDENTIFIED, AND WHEN THE MATERIAL WEAKNESSES FIRST BEGAN.

COMPANY RESPONSE:

The disclosure in Item 8-A of Form 10-KSB and the second paragraph of Item 3 of Form 10-QSB will be expanded to include the following:

Our Chief Executive Officer reached the conclusion that our disclosure controls and procedures were not effective as of the end of Fiscal 2006 because the Company did not have adequate staff with the necessary training and experience to identify and ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, as appropriate to allow timely decisions regarding required disclosures ; and (2) the Company was informed by our auditor during the second quarter of fiscal 2006 that a material weakness has existed since the fourth quarter of fiscal 2005 due to inadequate controls to determine that the issuance of common stock and common stock warrants was recorded in the financial statements of the Company in a timely and accurate manner. The Company has taken the following actions to remediate these situations:

In June, 2006, the Company implemented controls that require that the accounting employee be informed of and provided with appropriate documentation when the transfer agent issues common stock and when the Chief Executive Officer issues common stock warrants. In April 2006, the Company engaged a consultant to assist the accounting employee in identifying the information that is required to be disclosed when we file reports with the SEC, and preparing the reports that we are required to file with the SEC.

     11. PLEASE CLARIFY YOUR DISCLOSURE IN THE THIRD PARAGRAPH TO CLEARLY STATE WHETHER THERE WERE ANY SIGNIFICANT CHANGES IN THE COMPANY'S INTERNAL CONTROLS THAT OCCURRED DURING THIS QUARTER (THE FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT) THAT HAVE MATERIALLY AFFECTED YOUR CONTROLS OVER FINANCIAL REPORTING.
     12. THE ABOVE COMMENTS ALSO APPLY TO THE COMPANY'S FORM 10-QSB FOR THE QUARTER ENDED MAY 31, 2006. PLEASE REVISE.

COMPANY RESPONSE:

A third paragraph will be added to Item 8-A of Form 10-KSB which will state:

There were no significant changes in the Company's internal control over financial reporting that occurred during the fourth quarter of Fiscal 2006 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Part II of Form 10-QSB will be expanded to include in Item 8 the following statement:


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


During the quarter ending May 31, 2006, we engaged a consultant to assist our accounting employee in determining that information required to be filed with the SEC is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

STAFF COMMENT:    EXHIBIT 31:13

     13. THE SEC RULES UNDER SECTION 302 OF THE SABANES-OXLEY ACT REQUIRE THAT THE LANGUAGE OF THE 302 CERTIFICATION NOT BE ALTERED. ITEM 601(B)(31) STATES THAT THE CERTIFICATION MUST BE PROVIDED EXACTLY AS STATED THEREIN. WE NOTE MULTIPLE DIFFERENCES BETWEEN THE LANGUAGE OF YOUR CERTIFICATION AND THE LANGUAGE THAT IS REQUIRED BY ITEM 601(B)(31) OF REGULATION S-B. PLEASE REVISE YOUR CERTIFICATION ACCORDINGLY. SPECIFICALLY, WE NOTE THE FOLLOWING DIFFERENCES BETWEEN YOUR DISCLOSURE AND THE REQUIRED LANGUAGE:
               a. YOUR DISCLOSURES IN PARAGRAPHS 2-5 SHOULD BE REVISED TO REFERENCE "THIS REPORT" RATHER THAN "THIS ANNUAL REPORT".
               b. PARAGRAPH 4 SHOULD BE REVISED TO REFER TO THE CORRECT CITATION FOR THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES IN EXCHANGE ACT RULES 13A-15(E) AND 15D-15(E).
               c. PARAGRAPHS 4(B) AND 4(C) SHOULD BE COMBINED AND REVISED TO STATE THAT YOU HAVE EVALUATED THE EFFECTIVENESS OF THE REGISTRANT'S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED YOUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT (NOT BASED UPON OUR EVALUATION AS OF THE EVALUATION DATE).
               e. PARAGRAPH 4(D) IS OMITTED WHICH SHOULD INDICATE THAT YOU HAVE DISCLOSED IN THE REPORT ANY CHANGE IN THE REGISTRANT'S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT'S MOST RECENT FISCAL QUARTER (THE REGISTRANT'S FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT) THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT'S INTERNAL CONTROL OVER FINANCIAL REPORTING.
               f. PARAGRAPH 5 SHOULD STATE THAT YOU HAVE DISCLOSED, BASED ON YOUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT'S AUDITORS AND THE AUDIT COMMITTEE OF THE REGISTRANT'S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS).

     14. THE COMMENTS IN THE ABOVE SECTION REGARDING MANAGEMENT'S CERTIFICATIONS ALSO APPLY TO THE COMPANY'S FORM 10-QSB FOR THE QUARTER ENDED MAY 31, 2006. PLEASE REVISE.

COMPANY RESPONSE:

We have revised Exhibit 31.13 to reflect your comments. A copy of Exhibit 31.13 which we will file with the revised Form10-KSB and Form 10-QSB is attached.

     15.  The Company acknowledges that:
               a. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;


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

               b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
               c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As you requested, we have marked copies of amended pages for your review. It is our intention to file the requested amendments after your review of our responses to your questions.

If you have any questions concerning this timing, please contact me at 480.643.5989.

Sincerely,

/S/ DAVID J. IDE
-------------------
David J. Ide
Chief Executive Officer



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